UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On May 13, 2013, CorpBanca published on its web site its monthly interim financial results as of April 30, 2013, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name: Title:	Eugenio Gigogne Chief Financial Officer

Date: May 24, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of April 30, 2013.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended April 30, 2013

The interim financial information of CorpBanca as of and for the month ended April 30, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)
MCh$
Total loans	10,159,423
Total assets	13,470,695
Current accounts and demand deposits	1,422,595
Time deposits and savings accounts	6,543,098
Borrowings from financial institutions	882,085
Debt issued	2,308,580
Equity Attributable to:	1,282,109
Bank equity holders	1,230,649
Minority interest	51,460

CONDENSED CONSOLIDATED INCOME STATEMENT
MCh$
Total operating revenue	168,535
Provisions for loan losses	(26,084)
Operating expenses	(90,646)
Operating income	51,805
Income attributable to investments in other companies	963
Income before taxes	52,768
Income taxes	(8,934)
Net income for the period	43,834
Bank equity holders revenue	42,890
Minority interest revenue	944

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer